HARVARD HOLDINGS INTERNATIONAL INC.
3455 Peachtree Road, Suite 500, Atlanta Georgia 30326
404-995-7068 (phone) 954-212-7751 (fax)

VIA EDGAR ONLY
Securities and Exchange Commission

Re:	Harvard Holdings International Inc.
File Number: 333-142553
Form SB-2 filed May 2, 2007

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, (the “Act”) Harvard Holdings International, Inc.(the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its registration statement on Form SB-2 (File No. 333-142553) initially filed with the Commission on May 2, 2007, and all exhibits filed thereto (the “Registration Statement”).

Please be advised that the Registrant’s Board of Directors has determined not to proceed with the Registration Statement.

This will also confirm that the Registration Statement was not declared effective by the Commission, no securities were sold in connection with the Registration Statement and the Registrant has not offered or sold any of its securities in violation of the registration provisions of the Act.

The Registrant hereby further requests, in accordance with Rule 457(p) of the Act, that all fees paid by the Registrant to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for further use.

Please contact the Company, 404-995-7068 with any questions regarding this request for withdrawal.

Very truly yours,

/s/ ARNOLD LEONORA

Arnold Leonora
President, Director and Chief Executive Officer